Exhibit 4.18

CONVERTIBLE LOAN AGREEMENT

THIS CONVERTIBLE LOAN AGREEMENT (this “Agreement”) made as of the 29th day of March, 2012, by and among Orckit Communications Ltd., a company governed by the laws of the State of Israel (the “Company”) and Izhak Tamir (the “Lender”).

W I T N E S S E T H:

WHEREAS, on February 15, 2012, the Company agreed upon the terms of a proposed arrangement (the "Arrangement") between the Company and its Series A note holders and Series B note holders under Section 350 of the Israeli Companies Law, 5759-1999; and

WHEREAS, in connection with the Arrangement, the Lender undertook, inter alia, to make available a convertible loan to the Company in the amount of $200,000, on the terms and conditions set forth in this Agreement (the “Loan”).

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.             The Loan.

1.1           The Lender hereby agrees to loan $200,000 (the “Principal Loan Amount”) to the Company, under the terms and conditions provided herein.

1.2           The amounts outstanding under the Loan at any time shall bear interest at the rate to be agreed upon between the Lender and the Company, with the approval of the Company's Audit Committee and Board of Directors.  The interest accrued under the Loan, if any, shall be payable once, upon the repayment or conversion of the Loan, as applicable.

1.3           Subject to Section 5 below, the Principal Loan Amount, together with all accrued interest thereon, if any, shall mature and become immediately due and payable in cash upon the earlier to occur of the following, unless earlier converted pursuant to Section 3 below:

1.3.1            on the date on which all the principal and interest under the Company's Series A notes and Series B notes have been repaid (or converted) in full;

1.3.2            the Company files a petition in bankruptcy, files a petition seeking any reorganization, arrangement, composition, or similar relief under any law regarding insolvency or relief for debtors, or makes an assignment for the benefit of creditors;

1.3.3            a receiver, trustee, or similar officer is appointed for the business or a significant part of the property of the Company, and such appointments are not stayed, enjoined, or discharged within sixty (60) days from their commencement;

1.3.4            any involuntary petition or proceeding under bankruptcy or insolvency laws is instituted against the Company, and such actions are not stayed, enjoined, or discharged within sixty (60) days from their commencement;

1.3.5            the sale or transfer of all or substantially all of the Company’s intellectual property or technology;

1.3.6            the Company adopts a resolution for discontinuance of its business or for its liquidation, dissolution or winding-up; or

1.3.7            the Company is unable to pay its debts as they become due.

1.4           The Company may not prepay the Loan.

2.             Closing.  The closing will occur within two (2) business days following the effective date of the Arrangement (the “Closing”).  At the Closing, the Lender shall disburse to the Company the Principal Loan Amount by way of a personal check or bank transfer to the Company’s account.  If (i) the Tel Aviv District Court shall deny the Company's petition to approve the Arrangement or (ii) the Arrangement shall not have come into effect for any reason on or prior to May 16, 2012, then this Agreement shall terminate and be null and void.

3.             Conversion.

3.1           In the event of an equity financing of the Company in which the Lender is required to invest pursuant to Section 6.1 of the Arrangement, the Principal Loan Amount together with all accrued interest thereon, if any, will be converted into fully-paid and non-assessable shares of the Company on the same contractual terms as shall be issued in such financing, including the issuance of warrants or other securities, as applicable. Such conversion shall be conditional upon, and concurrent with, the closing of such financing. No fractional shares shall be issued upon conversion of the Loan amount and the number of shares to be issued shall be rounded to the nearest whole number.

3.2           The Company shall, immediately upon any conversion of the Lender’s Loan amount, issue and deliver to the Lender a certificate representing the number of the shares (and any other securities, as applicable) to which the Lender shall be entitled upon conversion of the Lender’s Loan amount (bearing such legends as are required under applicable law, in the opinion of counsel of the Company).

4.             Discharge of the Loan Amount.  Upon conversion of the Loan pursuant to Section 3 above, the obligation represented by the Loan shall be deemed fully discharged.

5.             Subordination. The Loan shall be unsecured.  All amounts due under the Loan shall be subordinate to all obligations of the Company pursuant to the Series A notes and Series B notes.

6.             Miscellaneous.

6.1           Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

6.2           This Agreement shall be governed by, and construed exclusively in accordance with the laws of the State of Israel, without regard to its conflict of law rules.  Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the competent court of Tel Aviv - Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

6.3           Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

6.4           None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred by the either party without the prior consent in writing of the other party, except that the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred by the Lender to any entity in which the Lender owns directly or indirectly or has the right and power to direct the policy and management of such company, or is controlled by, controlling or under common control with the Lender.

6.5           This Agreement hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof.  The preamble hereto constitutes an integral part hereof.

6.6           Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the party that is the intended beneficiary of such term.

6.7           All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, as set forth below, or such other address with respect to a party as such party shall notify each other party in writing as above provided.

To the Company:	Orckit Communications Ltd. 126 Yigal Allon Street Tel Aviv 67443 Israel Facsimile: +972-3-695-233 Attention: Uri Shalom, CFO E-mail: uris@orckit.com

To the Lender:	Izhak Tamir c/o Orckit Communications Ltd. 126 Yigal Allon Street Tel Aviv 67443 Israel Facsimile: +972-3-609-4754 E-mail: Izhak@orckit.com

Any notice sent in accordance with this Section 6.8 shall be effective (i) if mailed, seven (7) business days after mailing with registered mail, (ii) if sent by messenger, upon receipt, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.

6.8           No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

6.9           All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

6.10         If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above

ORCKIT COMMUNICATIONS LTD. By: _______________________ Uri Shalom Chief Financial Officer

__________________________
Izhak Tamir